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                                                                   EXHIBIT I.(1)

Minnesota Life Letterhead

                           Notice of Withdrawal Right

July 1, 2000

JOHN DOE
400 ROBERT STREET NORTH
ST PAUL MN  55101

SPECIMEN

RE: 1-234-567V
    JOHN DOE
    MONTHLY -        $817.75
    ANNUALIZED -   $3,271.00

Dear John Doe:

Congratulations on your purchase of the attached Variable Adjustable Life Insurance policy. Minnesota Life wants you to understand that this is an investment-oriented life insurance contract with customary insurance expense charges. You have a right to examine and return the contract for cancellation and a full refund of premiums paid. This letter will explain the procedure for returning your policy if it does not meet your needs.

Your policy cash value will vary depending on the investment experience of the portfolios (sub-accounts) you selected. The Minnesota Life Variable Life Account and all sub-accounts are described in your prospectus.

Your scheduled premium is shown on Page 1A of your policy, and we encourage you to review your ongoing ability to pay the premium. Your prospectus describes the various deductions from your premiums before application to the Variable Life Account. These charges are similar to those made in a whole life insurance policy. They are:

 -- A premium tax charge of 6 percent, and -- In the first year a sales charge not to exceed 44 percent of premium and an additional face amount charge not to exceed $5 per $1,000 of face amount of insurance.

     These charges do not include any premiums for additional benefits or deductions for administration, transaction or insurance costs assessed against policy actual cash values.

If you have any questions, please contact your agent immediately. We want you to understand and be satisfied with this policy. If you are satisfied, no action on your part is required. If the policy is not what you want, you must complete the attached form and return it, along with the policy, postmarked no later than 10 days from the date you received this notice and policy.

We are confident you'll be satisfied with this policy and look forward to a long association. Thank you for choosing Minnesota Life.

Sincerely,



Nancy Winter
Director
Individual Policy Services